EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Re: Report – Standard & Poor's Maalot Ltd. - Rating of ilAA/Stable for the Company and Pelephone

The Company reported that on April 21, 2015, Standard & Poor's Maalot Ltd. published an affirmation of a rating of ilAA/Stable for the Company and Pelephone (unchanged from the previous rating).

The report discussed the Company’s business profile. The rating reflects Maalot’s estimate that the Company will maintain the current financial profile and an adequate level of liquidity in the next 12 months. The rating is based on the current transaction terms with DBS and on changes in the transaction terms which may affect the rating.

The above summary constitutes a translated summary of a Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.